40-206/A

File No. 803-00223

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



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*In the matter of*

Starwood Capital Group Management, LLC
591 West Putnam Avenue, Greenwich, CT 06830

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# AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e), EXEMPTING STARWOOD CAPITAL GROUP MANAGEMENT, LLC FROM SECTION 206(4) OF THE INVESTMENT ADVISERS ACT OF 1940, AND RULE 206(4)-5(a)(1) THEREUNDER

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Please send all communications to:

Matthew Guttin
Starwood Capital Group Management, LLC
591 West Putnam Avenue
Greenwich, CT 0683

Kenneth A. Gross
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, NW
Washington, DC 20005

This Application, including Exhibits, consists of 30 pages
Exhibit Index appears on page 21


14025543

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

| | | |
|---|---|---|
| In the matter of<br><br>STARWOOD CAPITAL GROUP MANAGEMENT, LLC | ) | AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e), EXEMPTING STARWOOD CAPITAL GROUP MANAGEMENT, LLC FROM SECTION 206(4) OF THE INVESTMENT ADVISERS ACT OF 1940, AND RULE 206(4)-5(a)(1) THEREUNDER |

## I. PRELIMINARY STATEMENT AND INTRODUCTION

Starwood Capital Group Management, LLC (the "Adviser" or the "Applicant") hereby amends and restates its application to the Securities and Exchange Commission (the "Commission") for an order, pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Rule 206(4)-5(e), exempting the Adviser from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Act for investment advisory services provided to a government entity following a contribution to a candidate for governor of Illinois by a covered associate as described in this Application, subject to the representations set forth herein (the "Application").

Section 206A of the Act authorizes the Commission to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."

Section 206(4) of the Act prohibits investment advisers from engaging "in any act, practice, or course of business which is fraudulent, deceptive, or manipulative," and directs the Commission to adopt such rules and regulations, define, and prescribe means reasonably designed to prevent, such acts, practices, or courses of business. Under this authority, the Commission adopted Rule 206(4)-5 (the "Rule"), which prohibits a registered investment adviser from providing "investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser."

The term "government entity" is defined in Rule 206(4)-5(f)(5)(ii) as including a pool of assets sponsored or established by a State or political subdivision, or any agency, authority, or instrumentality thereof, including a defined benefit plan. The definition of an "official" of such government entity in Rule 206(4)-5(f)(6)(ii) includes the holder of or candidate for an elective office with authority to appoint a person directly or indirectly able to influence the outcome of the government entity's hiring an investment adviser. The "covered associates" of an investment adviser are defined in Rule 206(4)-5(f)(2)(i) as including its managing member, executive officer or other individuals with similar status or function. Rule 206(4)-5(c) specifies that, when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool will be treated as providing advisory services directly to the government entity. "Covered investment pool" is defined in Rule 206(4)-5(f)(3)(ii) as including any company that would be an investment company under Section 3(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), but for the exclusion provided from that definition by Section 3(c)(7) of the 1940 Act.

Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a de minimis threshold, were made by a person more than six months before becoming a covered associate, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions. Should no exception be available, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or unconditionally grant, an exemption from the Rule 206(4)-5(a)(1) prohibition on compensation. The Rule provides that the Commission will consider, among other factors, certain enumerated factors (set forth in Section III, below) in determining whether to grant an application for exemptive relief.

Based on those considerations and the facts described in this Application, the Applicant respectfully submits that the relief requested herein is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicant requests an order exempting it to the extent described herein from the prohibition under Rule 206(4)-5(a)(1) to permit it to receive compensation for investment advisory services provided to a government entity within the two-year period following the contribution identified herein to an official of such government entity by a covered associate of the Applicant.

## II. STATEMENT OF FACTS

**A. The Applicant**

Starwood Capital Group Management, LLC is an investment adviser registered with the Commission pursuant to the Act. The Applicant provides discretionary investment advisory services to private funds with aggregate regulatory assets under management of approximately $29 billion as of December 31, 2013. Among the private funds for which the Applicant acts as investment adviser are Starwood Distressed Opportunity Fund IX, Starwood Global Opportunity Fund X, and Starwood Retail (the "Funds"), funds that are excluded from the definition of investment company by Section 3(c)(7) of the 1940 Act and which are each a "Covered investment pool" as defined in Rule 206(4)-5(f)(3)(ii).

**B. The Contributor**

The individual who made the campaign contribution that triggered the two-year compensation ban (the "Contribution") is Daniel Yih (the "Contributor"). The Contributor is the Chief Operating Officer of Starwood Capital Group and is primarily responsible for the internal management of the Adviser. His main focus is on budgeting, overseeing human resources, making technology decisions, and handling other operational matters. He is also a member of the Executive and Investment Committees. The Executive Committee is the primary decision-making body for establishing policy for the Adviser. The Investment Committee approves each investment made by a fund managed by the Adviser. Because of his participation in policy-making decisions for the Adviser, the Contributor is, and at the time of the contribution was, an executive officer of the Adviser under Rule 206(4)-5(f)(4), and thus by definition is and at all relevant times was a covered associate pursuant to Rule 206(4)-5(f)(2)(i).

However, soliciting investment advisory business from government entities is not and was not part of his duties. To the best of his recollection, he can remember attending operational due diligence meetings with prospective investors twice to discuss the investors' questions about operational issues such as IT infrastructure. Neither were government entities. He does not ordinarily meet with prospective investors and does not actively market to them. He also does not supervise anyone who solicits government entities for investment advisory business.

In addition to the contribution that triggered the compensation ban, the Contributor has made eight federal contributions since 2003 totaling $14,300. The recipients of these contributions included candidates for President, as well as candidates for Senate and House of Representatives in his current home state of Connecticut as well as Illinois, his previous home. He does not recall having made any other state or local contributions in that time period.

**C. The Government Entity**

One of the investors in the Funds is an Illinois state retirement system (the "Client"). A 13-member board of trustees is authorized by law to make the Client's investment decisions. The Governor of Illinois appoints six of the Client's 13 trustees.

**D. The Official**

The recipient of the Contribution was Bruce Rauner (the "Recipient"), a private citizen who is running for Governor of Illinois. Until 2012, the Recipient was a principal at private-equity firm GTCR Golder Rauner. As a private citizen at the time of the Contribution and today, he does not have any role in the Client's investment decisions. The general election for Governor will take place in November 2014 and thus, even if his campaign for Governor is successful, he would not take office until January of 2015. It is only at that time that he would have authority to appoint a person with influence over the Client's selection of an investment adviser. Nevertheless, because he is seeking the office of Governor, which has the power of appointment, the Recipient is an "official" of the Client under the Rule.

**E. The Contribution**

On April 29, 2013, the Contributor went online and contributed $1,000 to the Bruce Rauner Exploratory Committee, which in its statement of organization listed its purpose as "To support the prospective gubernatorial campaign of Bruce Rauner." After the Contributor made the Contribution, on June 7, 2013, the Recipient filed paperwork with the Illinois State Board of Elections changing the committee's name to Citizens for Rauner, Inc. It is the Recipient's gubernatorial campaign committee. The Contribution was not motivated by any desire to influence the award of investment advisory business. Although no longer eligible to vote in Illinois, the Contributor had lived there previously and remains connected to the community and the Recipient. He had been solicited to make the Contribution by mutual friends of the Recipient, former partners and members of the Recipient's Exploratory Committee. His decision to make the Contribution was spontaneous and motivated by his longstanding personal and professional relationship with the Recipient. Nevertheless, the Contribution resulted in the two-year compensation ban pursuant to Rule 206(4)-5.

Before moving to the Adviser in 2007, the Contributor worked with the Recipient at GTCR. The Contributor joined GTCR as a partner in 2000; the Recipient was managing partner and asked the Contributor to serve as Chief Operating Officer – which he did until he took the same position with the Adviser. During their seven years working together, the Contributor and the Recipient forged a strong professional and personal relationship.

When the Contributor lived in Illinois, he and the Recipient were neighbors. Their children attended the same primary and middle school, currently attend the same high school and college, and are friends. The Contributor serves on the high school's board with the Recipient's wife.

Although the Contributor and the Recipient have a social and professional relationship, they have not discussed Starwood's investment advisory business or potential investments by Illinois government entities, except that the Contributor explained the Rule's implications when requesting the Recipient refund the Contribution. Since leaving GTCR, the Contributor has spoken socially with the Recipient a handful of times.

The Contributor did not solicit or coordinate any other contributions for the Recipient.

**F. The Client's Investment with Adviser**

The initial selection process pursuant to which the Client decided to invest with the Adviser began around November of 2011. Following a due diligence process, the Client invested in Starwood Distressed Opportunity Fund IX on February 20, 2012. This was more than a year before the Contribution was made and before the Recipient announced even an exploratory campaign for governor. The Contributor was not involved in soliciting the Client, and in fact, has never communicated with the Client for the Adviser. Furthermore, he did not supervise any employees who solicited the Client for the Adviser.

The Client made an additional investment in Starwood Retail on September 13, 2013. Most recently, the Contributor invested in Starwood Global Opportunity Fund on June 17, 2014. The Contributor was not in any way involved in soliciting the Client with respect to these subsequent investments, nor was anyone whom he supervises.

### G. The Adviser's Discovery of the Error and Response

Five days after making the Contribution, the Contributor realized that pursuant to Adviser's Pay-to-Play Policy (the "Policy"), he was required to obtain pre-approval for his political contributions. He contacted the Adviser's Chief Compliance Officer that night (Saturday, May 4, 2013). The Chief Compliance Officer responded on Monday, May 6 that the Contribution was prohibited under the Adviser's compliance policy and Rule 206(4)-5 and would need to be refunded. The Contributor requested a refund of the full $1,000 that day, and received the refund the next day. Shortly thereafter, the Adviser established an escrow account into which it has been depositing an amount equal to the compensation received with respect to the Client's investment in the Funds for the two-year period starting April 29, 2013. This includes all fees paid to the Adviser or any of its affiliates because of the Client's investments. It began the escrow as an internal accounting matter on July 9, 2013 and opened a separate bank account for the escrow on October 8, 2013. The Adviser has not notified the Client about the existence of the escrow account, and plans to wait until the Commission makes a final determination with respect to this Application.

### H. The Adviser's Pay-to-Play Policies and Procedures

The Policy was first adopted and implemented on February 1, 2008, well before the Contribution was made, and has been in place in its current form since the effective date of the Rule. The Policy is more restrictive than the Rule in that all contributions to any person (including any election committee for the person) who was, at the time of the contribution, an incumbent, candidate or successful candidate for elective office of a government entity must be precleared. There is no de minimis exemption from this preclearance requirement and the Policy applies to all of the Adviser's employees. Its application is not limited to the Adviser's managing members, executive officers and other "covered associates."

The Adviser has sent its employees numerous general and topical notices (such as when Texas Governor Rick Perry was running for President) reminding employees of the Policy and the need to pre-clear political contributions. Employees also annually certify that they have received, read and understood the Adviser's compliance manual, which includes the Policy, and will comply with it. Further, they certify quarterly that they have complied with the manual.

Following the discovery of the Contribution, the Adviser convened a meeting of high-level executives to discuss the situation. After discussion, the executives determined that the policies and procedures were appropriate for compliance with the Rule, but that the Policy should be re-communicated to all employees. The Chief Compliance Officer thus sent an email to all of the Adviser's employees on May 8, 2013 reminding them of the Adviser's policies and procedures regarding political contributions.

## III. STANDARD FOR GRANTING AN EXEMPTION

In determining whether to grant an exemption, Rule 206(4)-5(e) provides that the Commission will consider, among other factors:

(1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

(2) Whether the investment adviser:

(i) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule;

(ii) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and

(iii) after learning of the contribution,

(a) has taken all available steps to cause the contributor involved in making the Contribution which resulted in such prohibition to obtain return of the Contribution; and

(b) has taken such other remedial or preventive measures as may be appropriate under the circumstances;

(3) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

(4) The timing and amount of the contribution which resulted in the prohibition;

(5) The nature of the election (*e.g.*, Federal, State or local); and

(6) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

As explained below, each of these factors weighs in favor of granting the relief requested in this Application.

## IV. STATEMENT IN SUPPORT OF EXEMPTIVE RELIEF

The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Client determined to invest with the Applicant and established an advisory relationship on an arm's length basis free from any improper influence as a result of the Contribution. In support of that conclusion, Applicant notes that the relationship with the Client predates the Contribution by more than a year and that because, at the time of the Contribution and today, the Recipient is a private citizen and has no authority to appoint anyone to the Client's board; indeed, even if his campaign for Governor is successful, he would not have the ability to appoint anyone until 2015, at which point the two-year ban will have nearly expired.

The Applicant further notes that the Contribution was made because of the personal and professional relationship between the Contributor and the Recipient and not because of any desire to influence the award of investment advisory business. That relationship predates the Recipient's candidacy for Governor. The Contributor has not been involved in Adviser's solicitation of investment advisory business from government entities such as the Client, and was not involved in soliciting the investment from the Client.

Furthermore, if all facts were the same except the Contribution to the Recipient had been $350 rather than $1,000, the requirements for the automatic exemption permitted under Rule 206(4)-5(b)(3) would have been satisfied and the Contribution would never have triggered a compensation ban. The Contribution was made on April 29, discovered on May 4 and fully refunded to the Contributor on May 7. These events are well within the four-month and 60-day periods required for an automatic exemption under Rule 206(4)-5(b)(3). Indeed, the Contribution was in the possession of the Recipient for nine days.

Given the nature of the Contribution, and the lack of any evidence that the Adviser or the Contributor intended to, or actually did, interfere with the Client's merit-based process for the selection or retention of advisory services, the Client's interests are best served by allowing the Adviser and its Client to continue their relationship uninterrupted. Causing the Adviser to serve without compensation for a two-year period would result in a financial loss in excess of $4 million, or 4,000 times the amount of the Contribution. The policy underlying the Rule is served by ensuring that no improper influence is exercised over investment decisions by governmental entities as a result of campaign contributions and not by withholding compensation as a result of unintentional violations.

The other factors suggested for the Commission's consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation.

### A. Policies and Procedures before the Contribution

The Adviser adopted and implemented the Policy, which is fully compliant with and more rigorous than, the Rule's requirements, well before the Contribution.

### B. Actual Knowledge of the Contribution

Although it may be argued that the activity of one of the firm's executive officers is imputed to the Adviser as a matter of law, we believe that the facts militate against such an imputation. The Contributor acted as an individual when contributing to the campaign of his personal friend. At no time did any employees or covered associates of the Adviser, or any executive or employee of the Adviser's affiliates, other than the Contributor, know of the Contribution to the Recipient until after it had happened. It was only when the Contributor sought belated approval from the Chief Compliance Officer for the Contribution that anyone else learned of the Contribution. Moreover, the Contributor did not discuss the Contribution prior to making it with Adviser or any of Adviser's covered associates.

### C. Adviser's Response After the Contribution

After learning of the Contribution, the Adviser caused the Contributor to immediately obtain a full refund of the Contribution as described in more detail above. The Adviser then established an escrow account for all compensation (to date, management fees) attributable to the Client's investment in the Funds immediately after the discovery of the Contribution. After leading a review of the Adviser's policies and procedures regarding political contributions, the Chief Compliance Officer sent an email to all of the Adviser's employees on May 8, 2013 reminding them of those policies and procedures.

**D. Status of the Contributor**

The Contributor is and has, at all relevant times, been a covered associate of the Adviser. However, he does not solicit investment advisory business from government entities. He has not solicited the Client.

**E. Timing and Amount of the Contribution**

As noted above, the Client's investment with the Adviser substantially predates the Contribution. A two-year compensation ban would cost the Adviser more than 4,000 times the amount of the $1,000 contribution.

**F. Nature of the Election and Other Factors and Circumstances**

The nature of the election and other facts and circumstances indicate that the Contributor's apparent intent in making the Contribution was not to influence the selection or retention of the Adviser. Although the Contributor gave in connection with the Recipient's campaign for governor of Illinois, the Contribution was made to the Recipient's exploratory committee. In fact, the election is not until 2014, and if successful, the Recipient would not take office until 2015, at which point the two-year compensation ban would have nearly expired.

The Contributor and the Recipient have a longstanding personal and professional relationship. They used to work together. They used to be neighbors. Currently, their children attend the same school. It was for these reasons, and not any desire to influence the award of investment advisory business, that the Contributor made the Contribution to the Recipient's campaign. Indeed, the Recipient is challenging the sitting Governor, who made several appointments to the board of the Client that awarded the business to

Adviser. Because there was no "pay-to-play" intent and the Contributor's motives were benign, the severity of the compensation ban is unfair.

Given the difficulty of proving a quid pro quo arrangement, the Applicant understands that adoption of a regulatory regime with a default of strict liability, like the Rule, is necessary. However, it appreciates the availability of exemptive relief at the Commission's discretion where imposition of the two-year prohibition on compensation does not achieve the Rule's purposes or would result in consequences disproportionate to the mistake that was made. The Applicant respectfully submits that such is the case with the Contribution. Neither the Adviser nor the Contributor sought to interfere with the Client's merit-based selection process for advisory services, nor did they seek to negotiate higher fees or greater ancillary benefits than would be achieved in arms' length transactions. There was no violation of the Adviser's fiduciary duty to deal fairly or disclose material conflicts given the absence of any intent or action by the Adviser or Contributor to influence the selection process. The Applicant has no reason to believe the Contribution undermined the integrity of the market for advisory services or resulted in a violation of the public trust in the process for awarding contracts.

**G. Precedent**

On November 13, 2013, the Commission published an order granting an exemption to Davidson Kempner Capital Management ("Davidson Kempner") after concluding that the relief was necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Applicant respectfully submits that the facts presented in the Adviser's request for relief present an even stronger case for relief than those for Davidson Kempner.

Like Davidson Kempner, the Adviser manages covered investment pools and became subject to a ban when a covered associate contributed to an official of one or more government entities that had invested in such covered investment pools. Although the Contributor in the Adviser's case is an executive officer, unlike Davidson Kempner's facts, he is not one of the firm's managing members or an investment professional. Furthermore, the Contributor never met with the Client on behalf of the Adviser, while Davidson Kempner's contributor had met with two of the three clients. Davidson Kempner's contributor was a frequent donor at the federal level and apparently gave for ideological reasons, while the Contributor gave because of his longstanding personal relationship with the Recipient. Neither contributor gave with pay-to-play intent.

Although the Davidson Kempner application for exemptive relief emphasized that the contribution was to a state official running for federal office, and thus should be treated more sympathetically, the pay-to-play concerns with that contribution are more significant than with the Contribution described in this Application. Josh Mandel was, at the time of that contribution, the Ohio State Treasurer and had the authority to appoint members to the clients' boards. By contrast, the Recipient is a private citizen who at the time of the Contribution had, and continues to have, no authority over the Client; even if he is successful in his campaign, he will not take office until nearly two years after the Contribution was made. Furthermore, the amount of the Contribution was less than half the contribution amount in Davidson Kempner. Finally, while it took Davidson Kempner more than five months to discover the problematic contribution and obtain a refund (and it received an investment from one of its clients during that period), the Contributor realized his error in failing to obtain prior compliance approval in less than a week and obtained a refund of the Contribution within days thereafter.

In both cases, the advisers responded to the inadvertent violations of their policies and declining to grant an exemption for inadvertent violations would be unfair. The compensation required to be foregone by each adviser in the absence of relief is worth 4,000 – 4,500 times the amount of the contributions. Both advisers reviewed their policies and made additional communications to their employees about the importance of political contribution compliance. Further Davidson Kempner agreed to conditions to protect against a pay-to-play violation in connection with the contribution that had been made and refunded; the Adviser is comfortable agreeing to similar conditions. In light of all these considerations, the Commission reasonably concluded that it was appropriate in the public interest to grant exemptive relief to Davidson Kempner and the Applicant submits that the argument for the Adviser is at least as strong, if not stronger.

## V. REQUEST FOR ORDER

The Applicant seeks an order pursuant to Section 206A of the Act and Rule 206(4)-5(e) exempting the Adviser from the two-year compensation ban required under Rule 206(4)-5(a)(1) related to the provision of investment advisory services to the Client during the two-year period following the date of the Contribution, April 29, 2013.

Conditions. The Adviser agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

(1) The Contributor will be prohibited from discussing any business of the Adviser with any "government entity" client for which the Recipient is an "official" as defined in Rule 206(4)-5(f), until April 29, 2015.

(2) Notwithstanding Condition 1, the Contributor is permitted to respond to inquiries from the Client regarding the Funds. Adviser will maintain a log of such interactions, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

(3) The Contributor will receive written notification of these conditions and will provide a quarterly certification of compliance until April 29, 2015. Copies of the certifications will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

(4) The Adviser will conduct testing reasonably designed to prevent violations of the conditions of the Order and maintain records regarding such testing, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

## VI. CONCLUSION

For the foregoing reasons, the proposed exemptive relief, conducted subject to the terms and conditions set forth above, would be fair and reasonable, in the public interest, fair to the Client, and consistent with the general purposes of the Act.

## VII. PROCEDURAL MATTERS

Pursuant to Rule 0-4 of the rules under the Act, a form of proposed notice for the Order of exemption requested by this Application is set forth as Exhibit A to this Application. In addition, a form of proposed order of exemption requested by this application is set forth as Exhibit B to this Application.

On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Applicant who has signed and filed this Application is fully authorized to do so.

The Applicant requests that the Commission issue an Order without a hearing pursuant to Rule 0-5 under the Act.

Dated: August 4, 2014

Respectfully submitted,

Starwood Capital Group Management, LLC

By: 

Matthew Guttin
Chief Compliance Officer

**Exhibit Index**

**Authorization**

All requirements of the Limited Liability Company Agreement of Starwood Capital Group Management, LLC have been complied with in connection with the execution and filing of this Application. Starwood Capital Group Management, LLC, by duly executed resolutions as of January 29, 2014 (and attached to this Authorization), has authorized the making of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

Starwood Capital Group Management, LLC has caused the undersigned to sign this Application on its behalf in Greenwich, Connecticut on this 4th day of August, 2014.

Starwood Capital Group Management, LLC

BY: 

By: Matthew Guttin
Chief Compliance Officer

Attest: 

Jerome C. Silvey
Executive Vice President & Chief Financial Officer

**SOLE WRITTEN CONSENT**
**OF THE**
**MANAGING MEMBER**
**OF**
**STARWOOD CAPITAL GROUP MANAGEMENT, L.L.C.**

WHEREAS, Starwood Headquarters, L.L.C., (the "Manager") is the sole Member and Manager of Starwood Capital Group Management, L.L.C., (the "Company"), pursuant to the Limited Liability Company Agreement of the Company (the "L.L.C. Agreement"); and

WHEREAS, the Manager desires to adopt the following resolution; and

NOW, THEREFORE, BE IT RESOLVED, that the Company, and Matthew Guttin as Chief Compliance Officer and Authorized Signatory on behalf of the Company, is authorized in the name and on behalf of the Company to execute and cause to be filed with the Securities and Exchange Commission an application for an order under Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Rule 206(4)-5(e) thereunder, substantially in the form attached hereto, granting an exemption to the Company from the provisions of Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder.

FURTHER RESOLVED, that the authorized signatories of the Company be, and each of them hereby is, authorized to prepare, execute and cause to be filed any and all amendments to such Application as the authorized signatories of the Company executing the same may approve as necessary and desirable, such approval to be conclusively evidenced by his, her or their execution thereof; and

FURTHER RESOLVED, that the authorized signatories of the Company be, and each of them hereby is, authorized to take such other action, including the preparation and publication of a notice relating to such Application for Exemption and the representation of the Company, in any matters relating to such Application or amendment thereof as they deem necessary or desirable.

IN WITNESS WHEREOF, I hereunto set my hand, this 4th day of August, 2014.

By: ____________________
Jerome C. Silvey
Executive Vice President & Chief Financial Officer

Exhibit A-2

Exhibit B

**Verification:**

State of Connecticut County of Fairfield, SS:______

The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated August 4, 2014 for and on behalf of Starwood Capital Group Management, LLC; that he is the Chief Compliance Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such Application has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information and belief.



(Signature)
(Type or print name beneath)

Subscribed and sworn to before me a Notary Public this 4th day of August, 2014.

[OFFICIAL SEAL]

My commission expires Feb 28 2017

CATHERINE ARNETT
*NOTARY PUBLIC*
MY COMMISSION EXPIRES FEB. 28, 2017

Exhibit C

**Proposed Notice for the Order of Exemption**

**Agency:** Securities and Exchange Commission (the "SEC" or "Commission").

**Action:** Notice of Application for Exemption under the Invest Advisers Act of 1940 (the "Act").

**Applicant:** Starwood Capital Group Management, LLC (the "Adviser" or "Applicant").

**Relevant Act Sections:** Exemption requested under Section 206A of the Act, and Rule 206(4)-5(e) thereunder, from the provisions of Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder.

**Summary of Application:** Applicant requests that the Commission issue an order under section 206A of the Advisers Act and rule 206(4)-5(e) thereunder exempting it from rule 206(4)-5(a)(1) under the Advisers Act to permit Applicant to receive compensation from any affected government entities for investment advisory services provided to such government entities within the two-year period following a contribution by a covered associate of Applicant to an official of the government entities.

**Filing Dates:** The application was filed on [Date].

**Hearing or Notification of Hearing:** An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [ ], and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

**Addresses:** Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicant, Starwood Capital Group Management, LLC c/o Matthew Guttin, 591 West Putnam Avenue, Greenwich, CT 06830.

**For Further Information Contact:** [Melissa Roverts Harke, [Branch Chief], Melissa S. Gainor, Senior Counsel, or Sarah A. Buescher, Branch Chief, at (202) 551-6787] (Investment Adviser Regulation Office, Division of Investment Management).

**Supplementary Information:** The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-0102 (telephone (202) 551-5850).

**The Applicant's Representations:**

1. Starwood Capital Group Management, LLC is an investment adviser under the Act. Three of the Applicant's discretionary advisory clients are funds excluded from the definition of an investment company by Section 3(c)(7) of the Investment Company Act of 1940 (the "Funds").

2. One of the investors in the Funds is a public pension plan that is a government entity of the State of Illinois (the "Client"). The investment decisions for the Client are overseen by a board of 13 members that includes six individuals appointed by the Governor of Illinois. Due to the power of appointment, a private citizen running for Governor of Illinois is an "official" of the Client.

3. On April 29, 2013, Daniel Yih, the Adviser's Chief Operating Officer, contributed $1,000 to the Bruce Rauner Exploratory Committee, a committee to support the candidacy of Bruce Rauner (the "Recipient") for Illinois Governor (the "Contribution"). Apart from that single contribution (and requesting its return), the Contributor did not interact with the Recipient about campaign contributions. The Contributor did not solicit any persons to make contributions to the Recipient's campaign or coordinate any such contributions.

4. The Recipient and the Contributor have a long standing personal and professional relationship. They used to work together at the private-equity firm GTCR Golder Rauner. They were previously neighbors. Their children attend school together and are friends. It was this relationship and not any desire to influence the award of investment advisory business that inspired the Contributor to make the Contribution.

5. The Client's investment in the Fund predates the Contribution. The Contributor was not involved in soliciting the Client and has not interacted with the Client on behalf of the Adviser.

6. The Recipient is a private citizen. If his campaign for Governor is successful, he will not take office until 2015.

7. Five days after making the Contribution, the Contributor realized that pursuant to Adviser's Pay-to-Play Policy (the "Policy"), he was required to obtain pre-approval for his political contributions. He contacted the Adviser's Chief Compliance Officer that night (Saturday, May 4, 2013). The Chief Compliance Officer responded on Monday, May 6 that the Contribution was prohibited under the Adviser's compliance policy and Rule 206(4)-5 and would need to be refunded. The Contributor requested a refund of the full $1,000 that day, and received the refund the next day.

8. The Adviser established an escrow account into which it has been depositing an amount equal to the compensation received with respect to the Client's investment in the Fund for the two-year period starting April 29, 2013.

9. The Adviser's Pay-to-Play Policies and Procedures ("Policy") were initially adopted and implemented prior to the effective date of Rule 206(4)-5 and before the date of the

Contribution. The Policy is more restrictive than what was contemplated by the Rule. The Contributor simply temporarily failed to seek preclearance for the Contribution and realized his error five days later.

**The Applicant's Legal Analysis**

1. Rule 206(4)-5(a)(1) under the Act prohibits a registered investment adviser from providing investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser. The Client is a "government entity," as defined in Rule 206(4)-5(f)(5), the Contributor is a "covered associate" as defined in rule 206(4)-5(f)(2), and the Recipient is an "official" as defined in rule 206(4)-5(f)(6). Rule 206(4)-5(c) provides that when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool is treated as providing advisory services directly to the government entity. The Funds are each a "covered investment pool," as defined in rule 206(4)-5(f)(3)(ii).

2. Section 206A of the Act grants the Commission the authority to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."

3. Rule 206(4)-5(e) provides that the Commission may exempt an investment adviser from the prohibition under Rule 206(4)-5(a)(1) upon consideration of the factors listed below, among others: (1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act; (2) Whether the investment adviser: (i) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the rule; and (ii) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (iii) after learning of the contribution: (A) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (B) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (3) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (4) The timing and amount of the contribution which resulted in the prohibition; (5) The nature of the election (e.g., federal, state or local); and (6) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

4. The Applicant requests an order pursuant to section 206A and rule 206(4)-5(e) thereunder, exempting it from the two-year prohibition on compensation imposed by rule 206(4)-5(a)(1) with respect to investment advisory services provided to the Client within the two-year period following the Contribution.

5. The Applicant submits that the exemption is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicant further submits that the other factors set forth in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to the Applicant to avoid consequences disproportionate to the violation.

6. The Applicant states that the Client determined to invest with Applicant and established an advisory relationship on an arms' length basis free from any improper influence as a result of the Contribution. In support of this argument, Applicant notes that the Client's relationship with the Applicant pre-dates the Contribution. Furthermore, the Recipient has had no influence on the Client, because even if he is elected, he will not take office or obtain appointment power before 2015. The Applicant also argues that the interests of the Client are best served by allowing the Applicant and the Client to continue their relationship uninterrupted.

7. The Applicant submits that the Contributor's decision to make the Contribution to the Recipient's committee was based on the personal and professional relationship between the two men and not any desire to influence the award of investment advisory business.

8. Although the Applicant's Policy required the Recipient to obtain prior approval for the Contribution, which he failed to do, the Recipient realized his error in less than a week. At the Contributor's request, the Contribution was refunded within nine days of the date it was made. The Contribution's discovery and refund were well within the time period required for an automatic exemption pursuant to Rule 206(4)-5(b)(3). The Applicant notes that had the Contribution been $350 instead of $1,000, it would automatically be exempt. Instead, the Applicant faces a potential financial loss that is approximately 3,000 times the amount of the Contribution.

9. The Applicant proposes the evidence is clear that the Contributor inadvertently failed to seek prior approval of the Contribution, as required by the Policy, but quickly realized his mistake; there was no attempt to influence the investment adviser selection process.

10. Accordingly, the Applicant respectfully submits that the interests of the investors and the purposes of the Act are best served in this instance by allowing the Adviser and its Client to continue their relationship uninterrupted because of the absence of any evidence that the Adviser or the Contributor intended to, or actually did, interfere with the Client's merit-based process for the selection and retention of advisory services. The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

**The Applicant's Conditions:**

The Applicant agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The Contributor will be prohibited from discussing any business of the Adviser with any "government entity" client for which the Recipient is an "official" as defined in Rule 206(4)-5(f), until April 29, 2015.

2. Notwithstanding Condition 1, the Contributor is permitted to respond to inquiries from the Client regarding the Funds. Adviser will maintain a log of such interactions, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

3. The Contributor will receive written notification of these conditions and will provide a quarterly certification of compliance until April 29, 2015. Copies of the certifications will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

4. The Adviser will conduct testing reasonably designed to prevent violations of the conditions of the Order and maintain records regarding such testing, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

For the Commission, by the Division of Investment Management, under delegated authority.

______________________________

Secretary[ or other signatory]

Exhibit D

Proposed Order of Exemption

Starwood Capital Group Management, LLC (the "Adviser" or the "Applicant") filed an application on February 2, 2014, and an amendment to and restatement of such application on [Date] pursuant to section 206A of the Investment Advisers Act of 1940 (the "Act") and Rule 206(4)-5(e) thereunder. The application requested an order granting an exemption from the provisions of section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, to permit the Applicant to provide investment advisory services for compensation to a government entity within the two-year period following a specified contribution to an official of such government entity by a covered associate of the Applicant. The order applies only to the Applicant's provision of investment advisory services for compensation which would otherwise be prohibited with respect to this government entity as a result of the contribution identified in the application.

A notice of filing of the application was issued on [Date] (Investment Advisers Act Release No. [insert number]). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing should be ordered. No request for a hearing has been filed and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, IT IS ORDERED, pursuant to section 206A of the Act and Rule 206(4)-5(e) thereunder, that the application for exemption from section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, is hereby granted, effective forthwith.

For the Commission, by the Division of Investment Management, under delegated authority
By:______________________________